Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

On January 26, 2004, we issued the following press release announcing that our Board of Directors has approved a plan for converting our company to a real estate investment trust.

NEWS RELEASE

NEWS RELEASE

Contact:
Bobbi J. Roberts Vice President, Investor Relations Saxon Capital, Inc. 804.967.7879 robertsb@saxonmtg.com

   Release Date: January 26, 2004 at 4:01 p.m. Eastern Time

Saxon Capital, Inc. Directors Approve REIT Conversion Proposal

GLEN ALLEN, VA (January 26, 2004)—Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lender and servicer, today announced that its Board of Directors has authorized the company to convert to a real estate investment trust (“REIT”). The REIT conversion is subject to the approval of Saxon’s shareholders.

After conversion to a REIT, Saxon would commence payment of regular dividends. The company believes that as a dividend paying company, it may expand its shareholder base to include investors attracted by yield in addition to asset quality. Saxon plans to effect the REIT conversion through a series of merger transactions among newly-formed Saxon entities, including a REIT subsidiary formed under Maryland law. When the REIT conversion is completed, Saxon’s existing shareholders would become shareholders of the REIT. The REIT will then change its name to Saxon Capital, Inc., and the company expects that its common stock will trade under Saxon’s present symbol “SAXN”. In the transaction, the members of Saxon’s Board of Directors would become Directors of the REIT.

The company expects that Saxon shareholders will receive one share of the REIT common stock, plus a cash consideration for each share of Saxon common stock they own. The company expects that the total amount of cash consideration will be between $100 million and $140 million. The final terms of the merger and proposed REIT conversion plan will be determined by Saxon’s Board of Directors taking into account factors including the financial condition of the company and results of operations.

The REIT conversion plan calls for Saxon to raise approximately $500 million through the sale of additional common stock. The proceeds would be used to retire a $25 million promissory note obligation of Saxon, to contribute to the cash portion of the merger consideration, and for working capital and other corporate purposes.

The company is continuing to discuss the final terms of the REIT conversion with its financial advisors, Friedman, Billings, Ramsey & Co., Inc.

“After an intensive study and review, management has recommended this plan for REIT conversion. We feel that it is in the best long term interests of our shareholders, and allows Saxon to continue its long term strategy of prudent growth based on underwriting and servicing discipline and conservative financial management”, said Michael L. Sawyer, Chief Executive Officer of Saxon.

Effect on Business Operations

Saxon does not expect any material changes in its business operations after the REIT conversion. Saxon will continue its current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. After the REIT conversion is completed, Saxon will continue to conduct its loan origination and servicing business through its existing affiliates Saxon Mortgage, Inc., America’s MoneyLine, Inc., and Saxon Mortgage Services, Inc, which Saxon will elect to treat as taxable REIT subsidiaries. Saxon may in the future, but would not initially, have the ability to conduct loan origination and servicing in the REIT or within qualified REIT subsidiaries. Saxon expects to continue to obtain long-term financing of the REIT’s loan portfolio through securitizations, most or all of which are expected to be structured as financing transactions for both financial accounting and tax purposes.

Dividends

After REIT conversion, Saxon expects to make quarterly distributions to shareholders totaling, on an annual basis, at least 90% of its REIT taxable income. REIT taxable income will not include any earnings of taxable REIT subsidiaries that the company chooses to leave in those subsidiaries to fund future growth or for other purposes. The actual amount of dividends to be declared by the Board of Directors will depend on the company’s financial condition and earnings.

Timing

The plan to adopt REIT status is subject to approval by a majority vote of the company’s shareholders as well as satisfaction of various other conditions. The company plans to present the REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004. The company will soon file a preliminary proxy statement/prospectus with the Securities and Exchange Commission that will provide more detailed information regarding the REIT conversion. If approved, the company expects the REIT conversion to be completed during the third quarter of 2004.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services non-conforming mortgages and home equity loans. Saxon is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s production subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 400 correspondents, and 27 retail branches. As of September 30, 2003, Saxon’s servicing subsidiary Saxon Mortgage Services, Inc. serviced a mortgage loan portfolio of $8.8 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future, plans and strategies, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to satisfy complex rules in order for it to qualify as a REIT for federal income tax purposes, (ix) the ability of certain of Saxon’s subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes and Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed by these rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of January 26, 2004. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Additional Information and Where To Find It

Information contained in this press release is not a substitute for the proxy statement/prospectus that Saxon intends to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Saxon with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: robertsb@saxonmtg.com

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement for Saxon’s 2003 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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